[Beazer Letterhead]
August 22, 2008
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
FILED VIA EDGAR

RE:	Beazer Homes USA, Inc. Form 10-K for Fiscal Year Ended September 30, 2007 Forms 10-Q for Fiscal Quarters Ended December 31, 2007 and March 31, 2008 File No. 1-12822
Dear Mr. Decker:
     Beazer Homes USA, Inc. (the “Company”) has received your letter dated July 29, 2008 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended September 30, 2007 (the “Form 10-K”) and the Company’s Forms 10-Q for the fiscal quarters ended December 31, 2007 and March 31, 2008 (the “Forms 10-Q”).
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Forms 10-Q and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the Form 10-K or the Forms 10-Q or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007
General

1.	Comment
     Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Response
     Where a comment below requested additional disclosures or other revisions, we have indicated in our response what the revisions, if any, will look like. The Company has correspondingly updated and expanded the disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “June 10-Q”) in response to certain of the Staff’s comments. We advise you that these revisions will be included in our future filings, including our interim filings where appropriate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

2.	Comment
     We note your discussion of the homebuilding environment and the impact that developments in the homebuilding industry and your various ongoing investigations have had on your results of operations. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded. In addition, we urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing these additional disclosures related to each type of potential charge, including impairment charges related to inventories held for development, land held for sale, option contract abandonments, and goodwill, as well as charges related to investments in joint ventures. Please also consider whether these types of disclosures would be more meaningful if provided at the segment level, specifically:
•	Show contract cancellations in dollar amount, and comparatively for each period;
•	Show option walk away information on a comparative basis for each period presented; and
•	Show impairments of joint venture investments on a comparative basis for each period presented.
Response
     In response to the Staff’s comments 2 and 3, the Company has updated and expanded the disclosure in the June 10-Q on page 9 as indicated in the revised disclosure below in italics. The Company will also modify the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future filings accordingly.
     “Our homebuilding inventories that are accounted for as held for development include land and home construction assets grouped together as communities. Land held for future development is stated at cost. Homebuilding inventories held for development are stated at cost (including direct construction costs, capitalized indirect costs, capitalized interest and real estate taxes) unless facts and circumstances indicate that the carrying value of the assets may not be recoverable. We assess these assets no less than quarterly for recoverability in accordance with the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon the commencement of land development activities, it may take three to five years (depending on, among other things, the size of the community and its sales pace) to fully develop, sell, construct and close all the homes in a typical community. The impact of the downturn in our business has significantly lengthened the estimated life of many communities. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the expected undiscounted cash flows generated are expected to be less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its estimated fair value based on discounted cash flows.
     We conduct a review of the recoverability of our homebuilding inventory held for development at the community level as factors indicate that an impairment may exist. Events and circumstances that might indicate impairment include, but are not limited to, adverse trends in new orders, higher than anticipated cancellations, declining margins which might result from (1) the need to offer incentives to new homebuyers to drive sales or (2) price reductions or other actions taken by our competitors, and economic factors specific to the markets in which we operate, including fluctuations in employment levels, population growth, or levels of new and resale homes for sale in the marketplace.”

     The Company evaluates, on a quarterly basis and in accordance with SFAS No. 144, its held for development inventory assets at the community level for recoverability when factors indicate that an impairment may exist. We compare our assumptions used in our recoverability analysis to market data, such as sales trends and competitor sales absorptions, pricing and incentives levels, to help assess the reasonableness of those assumptions. There are many quantitative and qualitative factors that could impact the potential for future impairments. These factors can vary among communities within the same market and among communities in different markets. These factors include, but are not limited to, changes in home sales prices, sales incentives and the cost of commodities used in the construction of our homes in addition to employment levels and mortgage interest rates. We have fully considered Release No. 33-8350 and understand that to the extent we gather and analyze information regarding the risks of recoverability of our inventory, we have and will continue to consider whether such information should be disclosed if it would be material and useful to an investor.
     Tabular and narrative disclosure regarding contract cancellation rates by reportable segment is provided on page 46 in the June 10-Q and comparative disclosure is provided for all periods presented. However, as the Company monitors cancellations rates based on the number of contracts cancelled, and not the dollar amounts of contracts cancelled, we have not provided disclosure of the dollar amounts of contracts cancelled. In addition, based on the recent significant price fluctuations in the housing market, the Company considers the percentage of contracts cancelled to be a more meaningful comparison between periods.
     Tabular and narrative disclosure regarding lot option abandonments by reportable segment is provided on pages 13, 14, 45 and 46 in the June 10-Q and comparative disclosure is provided for all periods presented. The Company has updated and expanded the disclosure in Note 3 — Inventory on page 14 of the June 10-Q to include the following (additions in italics):
     “In addition, we have also completed a strategic review of all of the markets within our homebuilding segments and the communities within each of those markets with an initial focus on the communities for which land has been secured with option purchase contracts. As a result of this review, we have determined the proper course of action with respect to a number of communities within each homebuilding segment was to abandon the remaining lots under option and to write-off the deposits securing the option takedowns, as well as preacquisition costs. In determining whether to abandon a lot option contract, we evaluate the lot option primarily based upon the expected cash flows from the property that is the subject of the option. If we intend to abandon or walk-away from a lot option contract, we record a charge to earnings in the period such decision is made for the deposit amount and any related capitalized costs associated with the lot option contract. We recorded lot option abandonment charges during the three and nine months ended June 30, 2008 of $27.8 million and $67.9 million, respectively. We recorded lot option abandonment charges of $44.8 million and $89.1 million during the three and nine months ended June 30, 2007, respectively. Southeast and Other Homebuilding segments represented 41.3% and 20.4% of the nine-month fiscal 2008 abandonments, respectively, as we made the decision to abandon certain option contracts that no longer fit in our long-term strategic plan and related to our decision to exit our Colorado and Kentucky markets.”

     Disclosure regarding impairments of joint venture investments for all periods presented is provided on pages 14, 15, 41 and 42 of the June 10-Q. The Company has not disclosed the impairments of its investments in unconsolidated joint ventures by reportable segment as the joint ventures resulted from investment decisions made at the corporate level and not the operating or reportable segment level. While the investments in unconsolidated joint ventures have historically been significant, we do not anticipate that these investments will be significant to our future operations as they are not central to our business strategy.
Critical Accounting Policies, page 34
Inventory Valuation — Held for Development, page 34
Asset Valuation — Land Held for Sale, page 35

3.	Comment
     Please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category reflected on your consolidated balance sheets. Please consider including the following:
•	Please disclose the number of communities tested for impairment during each period presented, and the total number of communities which exist at the end of each period presented;
•	Please clarify how you determine which communities should be tested for impairment as well as at what point in time they should be tested for impairment. You state that you conduct a review for recoverability at the community level as factors indicate that an impairment exists. You also indicate that you evaluate certain information by community including but not limited to actual contribution margin, projected net contribution margin for backlog, actual and trending new orders and cancellations and actual and trending base homes sales prices and incentives for home sales. However, it is not clear what events related to this information helps you to determine that an impairment exists. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances; and
•	Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value, including but not limited to projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others. Please also disclose when your projections assume an improvement in market conditions.

Response
     In response to the Staff’s comments 2 and 3, the Company has updated and expanded the disclosure in the June 10-Q and the Company will modify the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future filings accordingly.
     The Company believes that a period by period comparison of the number of communities tested for impairment during a reporting period and the total number of communities existing at the end of a reporting period could misleadingly suggest that investors should attach undue importance to increases or decreases in the number of communities tested for impairment in comparison to the number of communities that exist and that such disclosure would not provide additional material information to investors.
     The Company has expanded its disclosure on page 9 of the June 10-Q to discuss (1) the types of events and circumstances that we believe indicate impairment and (2) how frequently we evaluate for these types of events and circumstances. Specifically, the Company has updated and expanded the disclosure in Note 1 — Summary of Significant Accounting Policies, Inventory Valuation- Held for Development to include the following (additions in italics):
     “Our homebuilding inventories that are accounted for as held for development include land and home construction assets grouped together as communities. Land held for future development is stated at cost. Homebuilding inventories held for development are stated at cost (including direct construction costs, capitalized indirect costs, capitalized interest and real estate taxes) unless facts and circumstances indicate that the carrying value of the assets may not be recoverable. We assess these assets no less than quarterly for recoverability in accordance with the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon the commencement of land development activities, it may take three to five years (depending on, among other things, the size of the community and its sales pace) to fully develop, sell, construct and close all the homes in a typical community. The impact of the downturn in our business has significantly lengthened the estimated life of many communities. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the expected undiscounted cash flows generated are expected to be less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its estimated fair value based on discounted cash flows.
     We conduct a review of the recoverability of our homebuilding inventory held for development at the community level as factors indicate that an impairment may exist. Events and circumstances that might indicate impairment include, but are not limited to, adverse trends in new orders, higher than anticipated cancellations, declining margins which might result from (1) the need to offer incentives to new homebuyers to drive sales or (2) price reductions or other actions taken by our competitors, and economic factors specific to the markets in which we operate, including fluctuations in employment levels, population growth, or levels of new and resale homes for sale in the marketplace.”
     Disclosure regarding significant estimates and assumptions used to determine estimated future cash flows and fair value is provided on page 10 of the June 10-Q. The factors we utilize in making the determination of estimated future cash flows and fair value and, as a result, any impairments include, but are not limited to, future home sales prices, sales incentives, direct and indirect costs of home construction and land development, the pace of new orders and employment levels, population growth and levels of new and resale homes for sale in the marketplace. Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to an investor.
     In addition, the Company has not provided disclosure regarding when our projections assume an improvement in market conditions, as assumptions used in our analyses vary by market and can and do vary among communities within the same market by factors such as specific location, product type, local supply characteristics and other market specific factors. As a result, the Company does not believe it would be meaningful to investors to provide this type of disclosure.
Segment Results for Fiscal 2007 Compared to Fiscal 2006, page 42
Backlog, page 47

4.	Comment
     You indicate that the decrease in the number of homes in backlog across most of your markets is driven primarily by market weaknesses, lower new orders and higher rates of cancellations. We also note on the previous page that cancellation rates increased from 37% in fiscal 2006 to 41% in fiscal 2007. Please consider expanding your backlog disclosures to address the following:
•	Given the increase in cancellation rates discussed on page 46, please disclose how backlog is affected by cancellations rates; and
•	Please disclose any trends in backlog by each segment and the potential impact on revenue, impairment assessments and liquidity.
Response
     In response to the Staff’s comment, the Company has updated and expanded the disclosure in the June 10-Q on pages 46 and 47 (as indicated below) and the Company will modify its future filings accordingly. Specifically, the Company has updated and expanded the disclosure in the New Orders and Backlog section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the following (additions in italics):
     “New orders, net of cancellations, decreased 44.2% to 4,982 units during the nine month period ended June 30, 2008, compared to 8,921 units for the same period in the prior year related to weaker market conditions resulting in reduced demand and higher cancellations compared to the number of new orders received in the first nine months of fiscal 2007. For the three and nine months ended June 30, 2008, we experienced cancellation rates of 36.8% and 38.5% compared to 36.3% and 34.8% for the three and nine months ended June 30, 2007. These cancellation rates in both fiscal 2008 and 2007 reflect the continued challenging market environment which includes the inability of many potential homebuyers to sell their existing homes and obtain affordable financing. In addition, on July 1, 2008, we completed the sale of two large condominium projects in Virginia, which resulted in the cancellation of 109 orders and 215 orders for the three and nine months ended June 30, 2008, respectively, and the significant increase in the cancellation rate for our Mid-Atlantic segment. The increase in cancellation rates in our Other Homebuilding segment primarily relates to our decision to exit our Ohio, Kentucky and Colorado markets in this segment and our decision to curtail production in certain communities.
     Backlog reflects the number and value of homes for which the Company has entered into a sales contract with a customer but has not yet delivered the home. The aggregate dollar value of homes in backlog at June 30, 2008 of $668.1 million decreased 60.5% from $1.69 billion at June 30, 2007, related to a decrease in the number of homes in backlog from 5,952 units at June 30, 2007 to 2,716 units at June 30, 2008. The decrease in the number of homes in backlog across all of our markets is driven primarily by the aforementioned market weakness, lower new orders and higher rate of cancellations.
     ...
     Backlog has declined in all of our homebuilding segments due primarily to the significant downturn in our industry and the reduction in the availability of mortgage credit for our potential homebuyers. As the availability of mortgage loans declines and the inventory of new and used homes remains at elevated levels, buyers of homes in backlog may have difficulty selling their homes, which results in slower new sales absorptions and high cancellation rates. Each cancellation results in a reduction of backlog. As a result, increased cancellation rates result in reductions to backlog. Continued reduced levels of backlog will produce less revenue in the future which could also result in additional asset impairment charges and lower levels of liquidity.”
Liquidity and Capital Resources, page 52

5.	Comment
     We remind you that Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the homebuilding environment and your departure from the mortgage origination business which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

Response
     In response to the Staff’s comment, the Company has updated and expanded the disclosure in the June 10-Q and the Company will modify its future filings accordingly. Specifically, the Company added the following paragraph in the Financial Condition and Liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 47 of the June 10-Q to address the impact on our liquidity given the trends and conditions in the homebuilding environment and our departure from the mortgage origination business:
     “We reduced our Revolving Credit Facility during fiscal 2008 as we transitioned from an unsecured facility to a secured facility in response to the decline in our business. Our available liquidity from our facility was reduced in this process due to the limited pool of assets pledged as collateral. We intend to add additional real estate assets to the facility as collateral over the next six months upon the completion of the required appraisals and bank review. In order to adjust to the decrease in new orders resulting from the deterioration in the homebuilding market, we have significantly reduced our fixed costs, through headcount reductions, office consolidations and other cost reduction initiatives, a reduction in land acquisition and development expenditures, closed homebuilding divisions in non-core markets and sold inventory assets not deemed strategic to our future homebuilding activities. These activities have reduced the near term liquidity required to fund our operations while cash has been generated from the sale of inventory assets. We are selectively investing in real estate assets as we position the Company for the eventual industry recovery. We have a short term focus on preserving cash which will provide us with the liquidity we need to fund our operations as we build availability under our facility. In addition, in December 2007, we suspended our dividend payments and share repurchase program and any resumption of such programs will be at the discretion of the Board of Directors. During the second quarter of fiscal 2008, we discontinued our mortgage operations and entered into an exclusive preferred lender arrangement with a national third-party mortgage provider. In its most profitable year, our mortgage operations generated approximately $10 million in cash and, therefore, the discontinuation of our mortgage operations is not expected to have a material impact on our future liquidity.”
     The Company will modify the disclosure in its future filings as appropriate to discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.

Financial Statements
Notes to Financial Statements
Note 9.  Income Taxes, page 79

6.	Comment
     You believe that it is more likely than not that your net deferred tax assets of $232.9 million are recoverable. Given your loss recorded for the year ended September 30, 2007, your loss recorded for the six months ended March 31, 2008, and the uncertainty as to the timing of when the homebuilding industry will rebound, we believe you should provide a detailed explanation as to how you determined it is more likely than not that your deferred tax assets are realizable. Specifically, please quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies.
Response
     As noted in Note 8 — Income Taxes to the Notes to the Unaudited Condensed Consolidated Financial Statements included on page 20 in the Company’s June 10-Q, the Company considers the following factors when determining whether its net deferred tax assets are more likely than not of being realized: “(1) the cyclical nature of the homebuilding industry; (2) our long history of profitability; (3) the determination that we are not in a cumulative loss position; (4) our experience that no NOLs have expired unutilized; (5) our ability to carryback NOLs; and (6) the steps we are taking to improve our future profitability. As of June 30, 2008, we considered the negative evidence including (1) our fiscal year-to-date 2008 loss and the expectation of losses in the remainder of fiscal 2008 and (2) the uncertainty as to the timing of when the homebuilding industry will rebound.” We advise the staff that we are not relying on any tax-planning strategies in our assessment of the recoverability of our net deferred tax assets. The Company analyzes the recoverability of its deferred tax assets each quarter, will continue to do so and will record a valuation allowance when the weight of the evidence suggests that it is more likely than not that such deferred tax assets are not recoverable.
     In addition the Company will expand disclosure in its future filings, to include the following which will be updated with actual rates and dollars when filed:
     In making the determination of whether we are in a cumulative loss position under SFAS No. 109, we use a four-year measurement period and base the determination on income before income taxes (adjusted by permanent book/tax differences) for the current and prior three years. We believe our cumulative loss measurement period corresponds to the historical homebuilding industry cycle, which has traditionally averaged four-to-six years between upward and downward cycles, and which mirrors our expected building and profitability cycles. The homebuilding industry has recently suffered from several temporary factors that have negatively impacted our profitability such as the excess supply of new and used homes for sale and the lack of available credit. As these factors are resolved it would be expected for the industry to recover to normal profit levels. We believe that we have sufficient financial resources to weather the negative impact of these factors and return to normal profitability when the market begins to recover in the future.
     Based on the federal tax rate of xx%, it will require $xx million of past and future taxable income to realize the $xx million of federal deferred tax assets. We currently have $xx million of taxable income available from 2006 for offsetting losses. We are also allowed to carry forward our losses for 20 years and apply against future taxable income to further realize our deferred tax assets.
Note 14.  Contingencies
Warranty Reserves, page 85

7.	Comment
     Your disclosures indicate that you determined that the warranty reserve as of September 30, 2007 and September 30, 2006 contained reserves in excess of anticipated claims related to the Trinity moisture intrusion related issues as well as workmanship, materials, certain construction defects and structural elements. As a result, you reduced the provision to warranty reserves for the year ended September 30, 2007 by $32.1 million. Given that you reduced your warranty reserve at September 30, 2006 by approximately 32% during the year ended September 30, 2007, please provide detailed disclosures about the methodologies used to evaluate your warranty reserves at the end of each period including the significant estimates and assumptions used to arrive at these reserve amounts. Please also discuss the specific estimates and assumptions for which actual results were different than estimated results and therefore resulted in the reduction of the reserve amounts. You should discuss any trends related to these warranties as well.
Response
     In response to the Staff’s comment, the Company has updated and expanded the disclosure in the June 10-Q and the Company will modify its future filings accordingly. Specifically, the Company has updated and expanded the disclosure in Note 9 — Contingencies to the Notes to the Unaudited Condensed Consolidated Financial Statements on page 20 in the June 10-Q to include the following (additions in italics):
     “Our warranty reserves at June 30, 2008 and 2007 include accruals for Trinity Homes LLC (“Trinity”) moisture intrusion issues discussed more fully below. Warranty reserves are included in other liabilities and the provision for warranty accruals is included in home construction and land sales expenses in the unaudited condensed consolidated financial statements. We record reserves covering anticipated warranty expense for each home closed. Management reviews the adequacy of warranty reserves each reporting period based on historical experience and management’s estimate of the costs to remediate the claims and adjusts these provisions accordingly. Our review includes a quarterly analysis of the historical data and trends in warranty expense by operating segment. An analysis by operating segment allows us to consider market specific factors such as our warranty experience, the number of home closings, the prices of homes, product mix and other data in estimating our warranty reserves. In addition, our analysis also contemplates the existence of any non-recurring or community-specific warranty related matters that might not be contemplated in our historical data and trends. As a result of our analyses, we adjust our estimated warranty liabilities. While we believe that our warranty reserves are adequate, historical data and trends may not accurately predict actual warranty costs, or future developments could lead to a significant change in the reserve.”
     As indicated above, our quarterly warranty reserve analysis considers, among other items, the number of home closings, prices of homes closed and our warranty payment experience. As the number of our home closings and sales prices have decreased and our warranty payment experience has improved, we have reduced our warranty liability to reflect these trends. Fluctuations in the number of home closings, our sales prices, our warranty experience and other factors we consider in estimating such liabilities will result in future adjustments to our warranty liability.
     In addition, of the $32.1 million reduction in warranty reserves during the year ended September 30, 2007, $23.8 million related specifically to our estimated liabilities related to Trinity Moisture Intrusion Reserves (“Trinity”) disclosed on pages 85 and 86 of the Form 10-K. As noted in Note 14-Contingencies to the Notes to Consolidated Financial Statements on page 86 of the Form 10-K, we made the following disclosure related to reductions in our estimated liabilities relating to Trinity:
     “The following accruals represent our best estimates of the costs to resolve all asserted complaints associated with Trinity moisture intrusion issues. We regularly review our estimates of these costs. Since the commencement of the remediation program, our remediation cost per home has continued to decrease as homes requiring more extensive repairs were addressed first and our internal processes and procedures, including enhanced contractor bid negotiations and inspections, improved as experienced gained in addressing these issues has yielded meaningful benefits on a per home basis. During fiscal 2007 and fiscal 2006, we continued to reassess our estimate of these costs and the related accruals and recorded reductions of $23.8 million and $21.7 million, respectively, based on historical experience in resolving claims to date, the number of homes remediated and current estimates to resolve remaining claims.”
     To the extent that there are specific estimates and assumptions for which actual results are different than estimated results and, therefore, result in significant changes in our warranty liabilities, in future filings we will disclose such estimates and assumptions as well as any trends related to warranties.
Litigation and Other Matters, page 88

8.	Comment
     For each matter described individually as well as the matters aggregated under other contingencies, please disclose if any amounts are accrued as well as the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraphs 9 and 10 of SFAS 5. Please disclose the extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources. Please disclose whether there are any specific concerns or uncertainties as to whether your insurance carriers or any other source will pay all defense and settlement costs. Please disclose the terms and any material limitations of your insurance coverage as well as your ability to seek recovery from these insurance carriers. Please refer to Question 2 of SAB Topic 5:Y.
Response
     For each matter described individually under the Litigation caption on page 88 of the Form 10-K, the Company recorded no accrual for any of these matters as of June 30, 2008 and September 30, 2007, as losses, if any, related to these matters were not both probable and estimable and, therefore, do not meet the criteria for accrual under paragraph 8 of SFAS 5, Accounting for Contingencies, nor can an estimate of loss be made in accordance with paragraph 10 of SFAS 5.
     The Company has added the following disclosure as the last paragraph under the Litigation caption of Note 9 — Contingencies on page 26 of the June 10-Q as follows:
     “For each of the above actions, no accrual has been recorded as of June 30, 2008 or September 30, 2007, as losses, if any, related to these matters are not both probable and estimable.”
     For matters aggregated under Other Matters on pages 90-91 of the Form 10-K, the amounts disclosed as accrued as of September 30, 2007 and 2006 of $17.6 million and $18.5 million, respectively, relate to all matters in the Other Matters section.
     The Company has clarified this disclosure on page 23 of the June 10-Q for the items discussed under the Other Matters caption of Note 9 — Contingencies, including EPA related items and various claims, complaints and other legal actions, most relating to construction defects, moisture intrusion and related mold claims and product liability, by segregating the following disclosure as a separate paragraph under the Other Matters caption:
     “We have accrued $18.5 million and $17.6 million in other liabilities related to these matters as of June 30, 2008 and September 30, 2007, respectively.”
     With respect to the matters described under the Litigation and Other Matters captions, we currently do not have any significant concerns or uncertainties as to whether our insurance carriers will pay defense or settlement costs, and we do not currently believe there are any material limitations of our coverage or our ability to seek recovery from our insurance carriers. We note, as is the case with all insurance policies, that all of these policies have deductibles and policy limits. We believe, however, that these limitations are reasonable and do not believe disclosing the specific levels would be material to investors. Additionally, we believe disclosure of possible insurance or indemnification recoveries could be prejudicial to the Company and raise the cost of any potential settlements or future litigation to the detriment of investors, without providing the investors with material information. To the extent that matters arise in the future which result in specific concerns or uncertainties as to whether our insurance carriers will pay for defense and settlement costs or material limitations of our insurance coverage, as well as our ability to seek recovery from our insurance carries, we will refer to Question 2 of SAB Topic 5:Y and make the appropriate disclosures.
     There is always the possibility that in the future our insurance carriers may seek to rescind or deny coverage. To address this potential risk, we disclosed the following in our Form 10-K on page 17 under Risk Factors: “Our insurance carriers may seek to rescind or deny coverage with respect to certain of the pending investigations or lawsuits, or we may not have sufficient coverage under such policies. If the insurance companies are successful in rescinding or denying coverage or if we do not have sufficient coverage under our policies, our business, financial condition and results of operations could be materially adversely affected.” We do not believe that any additional disclosure about this potential risk is necessary or possible at this time.
Note 17.  Restatement of Consolidated Financial Statements, page 98

9.	Comment
     It appears that the other adjustments column includes adjustments to capitalized interest, capitalized indirect costs, and income tax adjustments related to the Inventory Reserves and Model Home Sale-Leasebacks adjustments. This column also includes other adjustments related to corrections of accounting and financial reporting errors and/or irregularities, some errors previously identified but historically not considered to be material to require correction, and some errors and irregularities discovered as part of the restatement process. You further describe some of the items included in this column. Please provide us with an analysis by each restated financial statement line item for which adjustments have been reflected in the other adjustments column. This analysis should discuss the nature and the amount of each adjustment recorded related to the specific line item. For example, you should provide a detail of all of the other adjustments recorded in the home construction and land sales expenses line item for the year ended December 31, 2006 of $32,086,000. Please also further advise how you determined which adjustments should and should not be presented or discussed separately in the note to your financial statements.
Response
     Note 17 — Restatement of Consolidated Financial Statements to our September 30, 2007 Form 10-K, Other Adjustments included the following disclosure:
     “...In conjunction with the restatement of the items above, we also made corresponding capitalized interest, capitalized indirect costs, and income tax adjustments to our consolidated financial statements (included in the “Other” and “Provision for Tax” columns) as these balances were impacted by the aforementioned adjustments. We also made other adjustments to our consolidated financial statements relating to corrections of accounting and financial reporting errors and/or irregularities, some errors previously identified, but historically not considered to be material to require correction and some errors and irregularities discovered as part of the restatement process, consisting of (1) reclassifying model home furnishings and sales office leasehold improvements from owned inventory to property, plant and equipment, net in the amount of $47.0 million at September 30, 2006; (2) reclassifying depreciation and amortization of model home furnishings and sales office leasehold improvements from home construction and land sales expenses to depreciation and amortization in the amount of $32.1 million and $26.8 million for the fiscal years ended September 30, 2006 and 2005, respectively; (3) recognizing total revenue ($11.6 million) and home construction and land sales expenses ($8.7 million) for the fiscal year ended September 30, 2006 related to inappropriate revenue recognition timing in the fiscal year ended September 30, 2005 for certain home closings in California; (4) reclassifying the results of operations from our fiscal 2005 title services from other income, net ($5.9 million) to total revenue ($8.1 million) and selling, general and administrative (“SG&A”) expenses ($2.2 million); (5) reclassifying $5.0 million from restricted cash at September 30, 2006 to cash and cash equivalents as such amount was determined not to be restricted; (6) recognizing the reversal of certain warranty accruals related to our captive insurance subsidiary in the fiscal years prior to fiscal 2005 ($8.7 million), as reflected in the prior period restatement caption in the Consolidated Statements of Stockholders’ Equity, instead of the previously presented reversal of $8.7 million in warranty accruals through home construction and land sales expenses for the fiscal year ended September 30, 2005; (7) certain other miscellaneous immaterial adjustments; and (8) the related tax effects of the adjustments described in (1) through (7) above.”
     For the purposes of responding to the Staff’s comment, we have described below each restatement adjustment in the Other column over $2 million:
Consolidated Statement of Operations for the Fiscal Year Ended September 30, 2006
     For the fiscal year ended September 30, 2006, increases of $11.6 million in the Other column related to total revenue were described in (3) above, net adjustments of $32.1 million to home construction and land sales expenses primarily related to an increase in cost related to the impact of timing from certain home closings in California ($8.7 million described in (3) above), a $32.1 million decrease in costs for the reclassification of depreciation and amortization described in (2) above, and a $8.3 million reduction in the amortization of interest and indirect costs related to inventory reserve adjustments. Adjustments of $6.2 million in the Other column related to selling, general and administrative expenses primarily related to a reduction of $6.0 million in bonus accruals as of September 30, 2006. The adjustment of $32.1 million in the Other column for depreciation and amortization relates specifically to item (2) above. The adjustment of $2.1 million in the Other column for equity in loss of unconsolidated joint ventures related primarily to an error of $2.0 million in the timing of recognition of a joint venture distribution. The $10.0 million income tax effect of all restatement adjustments to the consolidated statement of operations as of September 30, 2006 is included in the Provision for Tax column.

Consolidated Balance Sheet as of September 30, 2006
     With respect to adjustments in the Other column of the consolidated balance sheet as of September 30, 2006, adjustments of $5.0 million to cash and cash equivalents and restricted cash are described in (5) above. Owned inventory adjustments of $55.4 million primarily relate to a decrease in owned inventory of $47.0 million and an increase in property, plant and equipment as described in (1) above and a $4.5 million decrease in owned inventory and an increase in accounts receivable related to amounts to be refunded for an option deposit, which was previously classified as owned inventory. The $2.0 million adjustment in the Other column for investments in unconsolidated joint ventures as of September 30, 2006 reflects the correction of an error in the timing of recognition of a joint venture distribution, as discussed in the previous paragraph. The $11.5 million adjustment of deferred tax assets relates to the income tax effect of all restatement adjustments as of September 30, 2006.
Consolidated Statement of Operations for the Fiscal Year Ended September 30, 2005
     For the fiscal year ended September 30, 2005, adjustments of $3.5 million in the Other column to total revenue reflect a decrease in total revenue of $11.6 million and an increase of $8.1 million as described in (3) and (4) above, respectively. Adjustments of $34.1 million to home construction and land sales expenses primarily related to a $8.7 million reduction in costs for certain home closings in California described in (3) above, a reduction of $26.8 million from the reclassification of depreciation and amortization described in (2) above, an increase of $8.7 million related to warranty accruals described in (6) above and a decrease of $8.2 million from changes in the amortization of interest and indirect costs related to inventory reserve adjustments. Adjustments of $2.5 million in the Other column to selling, general and administrative expenses related primarily to the reclassification of our title operations of $2.2 million described in (6) above. The adjustment of $26.8 million in the Other column for depreciation and amortization relates specifically to item (2) above. The adjustment of $5.7 million in the Other column for other income, net related primarily to the reclassification of title operations described in (6) above. The income tax effect of all restatement adjustments to the consolidated statement of operations as of September 30, 2005 is included in the Provision for Tax column.

10.	Comment
     For the inventory reserves adjustments, you state that the investigation uncovered the accumulation of reserves and other accrued liabilities in earlier periods affected by the restatement that were partially and improperly released into income. Please advise why these adjustments resulted in an increase to inventory as well as increase to total liabilities.
Response
     In accordance with SFAS No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, paragraph 11, the Company allocates land and other common costs to each parcel of land benefited based on a relative fair value. Land and other common costs are accumulated and capitalized to communities under development based on the estimated total cost of the development during the life of the community. The amount of land and other common costs allocated to individual lots in a community is based on actual costs incurred to date plus an estimate of costs to complete development for all lots in the community. As a result, as homes are closed, the amount of land and other common costs relieved from inventory and charged to home construction and land sales expenses include both costs incurred to date plus an estimate of future costs to be incurred. A credit in inventory is created when actual costs incurred to date plus estimates of total costs to be incurred to complete development of the community, which are used to relieve inventory as lots are sold, exceed the actual total land and other common costs of the community. The existence of credits at the end of the development of a community may be appropriate if there are certain remaining costs to be incurred to complete the community.
     As we disclosed in Note 17 of our Form 10-K, the independent investigation of the Audit Committee of the Board of Directors discovered the inappropriate accumulation of these inventory reserves and/or accrued liabilities associated with land development costs. The restatement for the inventory adjustments resulted in (1) an increase to inventory as a result of the correction to eliminate the inappropriately accumulated credits in inventory and (2) an increase in inventory and an increase in other liabilities and total liabilities resulting from the presentation of appropriate costs to complete development activities as a liability to correct for the historical classification of such amounts as a credit balance in inventory.

11.	Comment
     Please tell us how you determined it was appropriate to only show the aggregate per-share impact of all error corrections, instead the per-share impact for each significant error correction in accordance with paragraph 26(a) of SFAS 154.
Response
     In developing our disclosure in Note 17-Restatement of Consolidated Financial Statements of the Form 10-K, we considered the guidance in paragraph 26(a) of SFAS No. 154, Accounting Changes and Error Corrections, which states:
     “When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error. The entity also shall disclose the following:
a.	The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.”
     We believe that paragraph 26(a) of SFAS No. 154 provides that each specific financial statement line item affected by the correction of an error, should be disclosed, but per share disclosures are made on an aggregate basis and corresponding corrections of errors would be presented similarly.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008
General

12.	Comment
     Please discuss the above comments in your interim filings as well.
Response
     As noted above in our response to comment 1, we advise you that any revisions indicated in our responses to comments 2 through 11 above will be included in our future filings, including our interim filings where appropriate. The Company has correspondingly updated and expanded the disclosure in the June 10-Q.
Financial Condition and Liquidity, page 46

13.	Comment
     You indicate that you believe that available short-term and long-term capital resources are sufficient to fund capital expenditures and working capital requirements, scheduled debt payments, and interest and tax obligations for the next twelve months. We note that your homebuilding revenues decreased by 42.9% or $670 million from the six months ended March 31, 2007 to the six months ended March 31, 2008. In addition, on page 47, you indicate that at March 31, 2008, you had available borrowings of $18.9 million under the Revolving Credit Facility. Given the information above, please discuss the significant changes in these sources of cash from period to period and the impact of these changes on your liquidity and capital resources. Please further advise how you determined that these sources will still be sufficient to meet your needs over the next twelve months. Please disclose if you expect any alternative sources of funding to be available in the future.
Response
     In response to the Staff’s comments 13, 14 and 15, the Company has updated and expanded the disclosure in the June 10-Q and the Company will modify its future filings accordingly. In particular, disclosure is provided on pages 18 and 47-50 in the June 10-Q for the amendment to the Company’s Revolving Credit Facility entered into on August 7, 2008 which changed the size, covenants and pricing for the facility. Specifically, the Company has updated and expanded the disclosure in Financial Condition and Liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 47 to include the following (additions in italics):
     “We reduced our Revolving Credit Facility during fiscal 2008 as we transitioned from an unsecured facility to a secured facility in response to the decline in our business. Our available liquidity from our facility was reduced in this process due to the limited pool of assets pledged as collateral. We intend to add additional real estate assets to the facility as collateral over the next six months upon the completion of the required appraisals and bank review. In order to adjust to the decrease in new orders resulting from the deterioration in the homebuilding market, we have significantly reduced our fixed costs, through headcount reductions, office consolidations and other cost reduction initiatives, a reduction in land acquisition and development expenditures, closed homebuilding divisions in non-core markets and sold inventory assets not deemed strategic to our future homebuilding activities. These activities have reduced the near term liquidity required to fund our operations while cash has been generated from the sale of inventory assets. We are selectively investing in real estate assets as we position the Company for the eventual industry recovery. We have a short term focus on preserving cash which will provide us with the liquidity we need to fund our operations as we build availability under our facility. In addition, in December 2007, we suspended our dividend payments and share repurchase program and any resumption of such programs will be at the discretion of the Board of Directors. During the second quarter of fiscal 2008, we discontinued our mortgage operations and entered into an exclusive preferred lender arrangement with a national third-party mortgage provider. In its most profitable year, our mortgage operations generated approximately $10 million in cash and, therefore, the discontinuation of our mortgage operations is not expected to have a material impact on our future liquidity.”

14.	Comment
     At September 30, 2007, you had available borrowings of $274.9 million under the Revolving Credit Facility. At March 31, 2008, it appears that you had available borrowings of $18.9 million under the Revolving Credit Facility. Please explain the reasons for the decrease in available borrowings and whether you expect further decreases in future periods. Please discuss the potential impact of any recent downgrades in credit ratings as well as the potential impact of reductions in the availability of borrowings on your current and future liquidity. Please also discuss the impact on your access to new capital and interest rates on current and/or future debt. Please discuss the impact, if any, on your business, results of operations and financial condition as well.
Response
     In response to the Staff’s comments 13, 14 and 15, the Company has updated and expanded the disclosure in the June 10-Q and the Company will modify its future filings accordingly.
     As of September 30, 2007, the Company’s Revolving Credit Facility was unsecured. During October 2007, the Company’s Revolving Credit Facility was amended as a secured facility. As a result, the amount of available borrowings under the Revolving Credit Facility is based on the value of a secured borrowing base, measured by reference to the value of the assets securing the facility. This is described in more detail in the June 10-Q, as noted, in the disclosure below. The value of the assets in the borrowing base fluctuates from time to time and availability under the Revolving Credit Facility has accordingly fluctuated in the past and, as a result, future availability may increase or decrease based on future increases or decreases in the value of the assets in the borrowing base. Under the Revolving Credit Facility, the Company has the option of adding additional real estate assets as collateral under the facility after the assets have been appraised, and certain other conditions have been satisfied. Additionally, as discussed in the June 10-Q on pages 18 and 47-50 and in response to the Staff’s comments 13, 14 and 15, the Company entered into an amendment to the Revolving Credit Facility on August 7, 2008 which changed the size, covenants and pricing for the facility.
     Specifically, the Company has updated and expanded the disclosure in the Financial Condition and Liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 47 and 49 in the June 10-Q to include the following (additions in italics):
     “We reduced our Revolving Credit Facility during fiscal 2008 as we transitioned from an unsecured facility to a secured facility in response to the decline in our business. Our available liquidity from our facility was reduced in this process due to the limited pool of assets pledged as collateral. We intend to add additional real estate assets to the facility as collateral over the next six months upon the completion of the required appraisals and bank review. In order to adjust to the decrease in new orders resulting from the deterioration in the homebuilding market, we have significantly reduced our fixed costs, through headcount reductions, office consolidations and other cost reduction initiatives, a reduction in land acquisition and development expenditures, closed homebuilding divisions in non-core markets and sold inventory assets not deemed strategic to our future homebuilding activities. These activities have reduced the near term liquidity required to fund our operations while cash has been generated from the sale of inventory assets. We are selectively investing in real estate assets as we position the Company for the eventual industry recovery. We have a short term focus on preserving cash which will provide us with the liquidity we need to fund our operations as we build availability under our facility. In addition, in December 2007, we suspended our dividend payments and share repurchase program and any resumption of such programs will be at the discretion of the Board of Directors. During the second quarter of fiscal 2008, we discontinued our mortgage operations and entered into an exclusive preferred lender arrangement with a national third-party mortgage provider. In its most profitable year, our mortgage operations generated approximately $10 million in cash and, therefore, the discontinuation of our mortgage operations is not expected to have a material impact on our future liquidity.
     ....
     We believe that our current and available short-term and long-term capital resources are sufficient to fund our reduced level of capital expenditures and working capital requirements, our scheduled debt payments, and our interest and tax obligations for the next twelve months. However, any material variance from our projected operating results or land investments, or investments in or acquisitions of businesses, or any reduction in availability under our Revolving Credit Facility, as described in more detail below, could require us to obtain additional equity or debt financing. Any such additional equity or debt financing may be on terms less favorable or at higher costs than our current financing sources, depending on future market conditions and other factors including any possible downgrades in our credit ratings or adverse commentaries issued by rating agencies in the future.

     ...
     On August 7, 2008, we entered into an amendment to our Revolving Credit Facility which changed the size, covenants and pricing for the facility. The size of the Revolving Credit Facility was reduced from $500 million to $400 million and is subject to further reductions to $250 million and $100 million if our consolidated tangible net worth (defined in the agreement as stockholders’ equity less intangible assets) falls below $350 million and $250 million, respectively. As of June 30, 2008, our consolidated tangible net worth was $784.2 million. The facility size is also subject to reduction to $250 million if our leverage ratio (defined in the agreement as the ratio of consolidated debt (net of average unrestricted cash in excess of $20 million) to consolidated tangible net worth) exceeds 5.0x (or 3.5x excluding the effect of any deferred tax valuation allowance). Our leverage ratio at June 30, 2008 was 2.19x. Further, the facility size is subject to reduction to $200 million if our interest coverage ratio for the quarter ending June 30, 2010 is less than 1.0x.
     Availability under the facility continues to be subject to satisfaction of a secured borrowing base. The amendment provides that the book value of the assets securing the facility must exceed 3.0x the outstanding loans and letters of credit. Such coverage level increases to 4.5x and 6.0x to the extent the facility size is reduced to $250 million or $100 million, respectively. At June 30, 2008, we had available borrowing capacity of $90.7 million under the Revolving Credit Facility. At August 7, 2008, after giving effect to the amendment, we had no additional available borrowing capacity. However, we expect to add more real estate assets to the borrowing base over the next six months in order to increase our availability thereunder, which becomes available after the required appraisals and other bank review procedures are completed. The availability under our facility is not impacted by any actions of the respective credit rating agencies.”

15.	Comment
     On May 13, 2008, you indicate that you received additional flexibility with respect to certain financial covenants until June 30, 2008. During the limited waiver period, the minimum consolidated tangible net worth shall not be less than $700 million and the leverage ratio shall not exceed 2.50 to 1.00. Please discuss the potential impact on your liquidity and capital resources if you do not comply with these covenants and are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any covenants could lead to the acceleration of payments due under any of your debt arrangements. Please also discuss the impact of not being able to finalize the amended covenant package that you are currently negotiating. Given your recent amendments and limited waivers, please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting period. Your disclosure should include your consolidated tangible net worth and your leverage ratio covenants and any other covenants which provide a better understanding of your covenant restrictions.

Response
     In response to the Staff’s comments 13, 14 and 15, the Company has updated and expanded the disclosure in the June 10-Q and the Company will modify its future filings accordingly. Additionally, as discussed in the June 10-Q on pages 18 and 47-50 and in response to the Staff’s comments 13, 14 and 15, we disclosed that the Company entered into an amendment to the Revolving Credit Facility on August 7, 2008 which changed the size, covenants and pricing for the facility. In particular, the amendment removes financial ratio maintenance covenants that were previously included in the Revolving Credit Facility, and the June 10-Q includes revised and expanded disclosure to address the Staff’s comments with respect to the covenants under the amended facility. Specifically, the Company has updated and expanded the disclosure in Financial Condition and Liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 50 in the June 10-Q to include the following (additions in italics):
     “We believe that the elimination and relaxation of the financial maintenance covenants will permit us to comply with the amended covenants for the foreseeable future. However, further deteriorations in the housing market generally, or in our business particularly, could result in our having to seek additional amendments or waivers under the Revolving Credit Facility. To the extent that we default any of these covenants and we are unable to obtain waivers, the lenders under the Revolving Credit Facility could accelerate our obligations thereunder. Any such acceleration would result in an event of default under our Senior Notes described below and would permit the holders thereof to accelerate our obligations under the Senior Notes.”
     Tabular disclosure of the Company’s financial covenant requirements under the amended Revolving Credit Facility and the Company’s compliance as if such covenants were in place as of June 30, 2008 is provided on page 49 of the June 10-Q.

     We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (770) 829-3778.

Sincerely, BEAZER HOMES USA, INC.
By:	/s/ Allan P. Merrill
Allan P. Merrill
Executive Vice President and Chief Financial Officer